Exhibit 99.1

Press Release, 7 August 2013

Interxion Reports Second Quarter 2013 Results

AMSTERDAM 7 August 2013 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced its results for the three months ended 30 June 2013.

Financial Highlights

—	Revenue increased by 13% to €76.5 million (Q2 2012: €68.0 million)

—	Big 4 reporting segment recurring revenue increased by 18% to €45.2 million (Q2 2012: €38.4 million)

—	Adjusted EBITDA increased by 18% to €32.7 million (Q2 2012: €27.8 million)

—	Adjusted EBITDA margin increased to 42.8% (Q2 2012: 40.8%)

—	Net profit decreased by 24% to €6.6 million (Q2 2012: €8.7 million)

—	Capital expenditure, including intangible assets, was €28.8 million

—	Debt structure refinanced subsequent to quarter end to reduce interest costs and extend maturities.

Operating Highlights

—	Expansion projects in Copenhagen and Stockholm completed

—	Equipped Space increased by 800 square metres in Q2 2013 to 78,900 square metres

—	Revenue Generating Space increased by 1,200 square metres in Q2 2013 to 58,200 square metres

—	Utilisation Rate at the end of the quarter increased to 74%

—	New expansion projects in Stockholm, Vienna, and Zurich announced today

Press Release, 7 August 2013

“Interxion’s second quarter results reflect solid execution against our market segmentation strategy, which has delivered sustained, profitable growth despite the effects of a continued unfavourable macroeconomic environment,” said Interxion Chief Executive Officer, David Ruberg. “Growth in our communities of interest and structural drivers, such as the onset of migration to cloud computing, are underpinning continued demand for Interxion’s highly connected data centres.”

Quarterly Review

Revenue in the second quarter of 2013 was €76.5 million, a 13% increase over the second quarter of 2012 and 3% up on the first quarter of 2013. Recurring revenue, which was 94% of total revenue, was €72.2 million, a 15% increase over the second quarter of 2012 and 2% up on the first quarter of 2013. Recurring revenue in the Big 4 markets was €45.2 million, an 18% increase over the second quarter of 2012 and 2% up on the first quarter of 2013.

Cost of sales in the second quarter of 2013 was €31.3 million, an 11% increase over the second quarter of 2012 and 6% up on the first quarter of 2013.

Gross profit was €45.2 million in the second quarter 2013, a 14% increase over the second quarter of 2012 and 1% up on the first quarter of 2013. Gross profit margin in the second quarter of 2013 was 59.1%, compared with 58.5% in the same quarter of 2012 and 60.2% in the first quarter of 2013.

Sales and marketing costs in the second quarter 2013 were €5.5 million, an 18% increase over the second quarter of 2012 but 0.1% lower than the first quarter of 2013.

General and administrative costs1 in the second quarter 2013 were €7.0 million, a decrease of 5% compared with the second quarter of 2012 and 8% lower than the first quarter of 2013. Depreciation and amortisation in the second quarter 2013 was €14.9

1 excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments

Press Release, 7 August 2013

million, a 46% increase over the second quarter of 2012 and 6% up on the first quarter of 2013.

Net financing costs in the second quarter of 2013 were €7.3 million, an increase of 89% compared with the second quarter of 2012, and 14% up on the first quarter of 2013, and was primarily the result of a reduction in capitalized interest in the quarter.

Net profit was €6.6 million in the second quarter 2013, a decrease of 24% compared with the second quarter of 2012, while earnings per share were €0.10 on a weighted average of 69.4 million diluted shares, compared with €0.13 on a weighted average of 68.0 million diluted shares in the second quarter of 2012.

Adjusted EBITDA in the second quarter of 2013 was €32.7 million, up 18% year-on-year. Adjusted EBITDA margin increased to 42.8%, compared with 40.8% in the second quarter of 2012.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €24.1 million in the second quarter 2013 compared to €29.4 million in the second quarter 2012. Capital expenditure, including intangible assets, was €28.8 million in the second quarter of 2013, compared to €42.6 million in the second quarter 2012.

Cash and cash equivalents were €59.8 million at 30 June 2013, down from €68.7 million at year-end 2012. Total borrowings were €304.0 million at the end of the second quarter 2013 compared with €288.1 million at the end of 2012. During the quarter, the company entered into a €6 million mortgage in connection with one of its data centres in Amsterdam.

In July 2013, after the quarter ended, Interxion closed a refinancing transaction that replaced its €260 million 9.50% Senior Secured Notes with €325 million 6.00% Senior Secured Notes and replaced its €60.0 million revolving credit facility with a €100.0 million revolving credit facility.

Press Release, 7 August 2013

Equipped Space at the end of the second quarter 2013 was 78,900 square metres, compared with 65,300 square metres at the end of the second quarter of 2012 and 78,100 square metres at the end of the first quarter of 2013. Revenue Generating Space at the end of the second quarter 2013 was 58,200 square metres, compared with 48,600 square metres at the end of the second quarter of 2012 and 57,000 square metres at the end of the first quarter of 2013. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 74% at the end of the quarter, the same as the second quarter of 2012 and up from 73% at the end of the first quarter of 2013.

Interxion is expanding three other data centres in its Rest of Europe segment:

In Stockholm, Interxion is constructing the second phase of STO 2 (STO 2.2) in response to continued demand in Stockholm. STO 2.2 will provide approximately 500 square metres of Equipped Space and is scheduled to be operational in the first quarter of 2014;

In Vienna, Interxion has constructed the fourth phase of VIE 1 (VIE 1.4) due to continued demand from financial services and cloud communities of interest. VIE 1.4 became operational in the third quarter of 2013 and provides approximately 400 square metres of Equipped Space;

In Zurich, Interxion is constructing the fourth phase of ZUR 1 (ZUR 1.4) in response to continued demand. ZUR 1.4 will provide approximately 500 square metres of Equipped Space and is scheduled to become operational in the fourth quarter of 2013.

The capital expenditure associated with these projects is approximately €11 million and are included in the company’s 2013 capex guidance.

Press Release, 7 August 2013

Business Outlook

Interxion today reaffirmed its guidance for 2013:

Revenue	€307 million - €322 million

Adjusted EBITDA	€130 million - €140 million

Capital expenditure (including intangibles)	€130 million - €150 million

Conference Call to Discuss Results

The company will host a conference call today at 8:30am ET (1:30pm BST, 2:30pm CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 16893130. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 13 August 2013. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 550 000. The replay access number is 16893130.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to

Press Release, 7 August 2013

utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our current €100 million revolving credit facility and €325 million 6.00% Senior Secured Notes that were issued on 3 July 2013. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Net profit, Operating profit, depreciation, amortisation, and impairments, share-based payments, or increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites, which it uses to reconcile to Adjusted EBITDA.

Press Release, 7 August 2013

The company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 34 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 18 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 7 August 2013

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 – except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2013	Jun-30 2012	Jun-30 2013	Jun-30 2012

Revenue	76,527	68,004	150,906	133,816

Cost of sales	(31,294)	(28,230)	(60,909)	(54,729)

Gross profit	45,233	39,774	89,997	79,087

Other income	70	114	193	232
Sales and marketing costs	(5,492)	(4,664)	(10,987)	(9,514)
General and administrative costs	(22,751)	(18,493)	(45,367)	(36,014)

Operating profit	17,060	16,731	33,836	33,791

Net finance expense	(7,330)	(3,876)	(13,781)	(8,311)

Profit before taxation	9,730	12,855	20,055	25,480

Income tax expense	(3,130)	(4,131)	(6,485)	(8,060)

Net profit	6,600	8,724	13,570	17,420

Basic earnings per share: (€)	0.10	0.13	0.20	0.26
Diluted earnings per share: (€)	0.10	0.13	0.20	0.26

Number of shares outstanding at the end of the period (shares in thousands)	68,667	67,599	68,667	67,599
Weighted average number of shares for Basic EPS (shares in thousands)	68,533	67,140	68,380	66,741
Weighted average number of shares for Diluted EPS (shares in thousands)	69,375	68,021	69,224	67,693

	As at
Capacity metrics	Jun-30 2013	Jun-30 2012
Equipped space (in square meters)	78,900	65,300
Revenue generating space (in square meters)	58,200	48,600
Utilisation rate	74%	74%

Press Release, 7 August 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2013	Jun-30 2012	Jun-30 2013	Jun-30 2012

Consolidated

Recurring revenue	72,194	62,867	143,150	125,146
Non-recurring revenue	4,333	5,137	7,756	8,670

Revenue	76,527	68,004	150,906	133,816

Adjusted EBITDA	32,731	27,766	64,404	55,102

Gross margin	59.1%	58.5%	59.6%	59.1%

Adjusted EBITDA margin	42.8%	40.8%	42.7%	41.2%

Total assets	838,198	774,738	838,198	774,738
Total liabilities	447,890	416,989	447,890	416,989
Capital expenditure, including intangible assets (i)	(28,779)	(42,572)	(61,568)	(103,672)

France, Germany, the Netherlands, and the UK

Recurring revenue	45,187	38,446	89,635	76,459
Non-recurring revenue	3,064	3,907	5,202	6,199

Revenue	48,251	42,353	94,837	82,658

Adjusted EBITDA	26,037	21,828	51,204	43,405

Gross margin	62.1%	60.2%	62.6%	61.3%

Adjusted EBITDA margin	54.0%	51.5%	54.0%	52.5%

Total assets	567,593	494,213	567,593	494,213
Total liabilities	131,080	99,136	131,080	99,136
Capital expenditure, including intangible assets (i)	(21,028)	(34,562)	(41,721)	(87,055)

Rest of Europe

Recurring revenue	27,007	24,421	53,515	48,687
Non-recurring revenue	1,269	1,230	2,554	2,471

Revenue	28,276	25,651	56,069	51,158

Adjusted EBITDA	14,727	13,476	29,191	26,884

Gross margin	61.4%	61.5%	61.4%	61.4%

Adjusted EBITDA margin	52.1%	52.5%	52.1%	52.6%

Total assets	203,229	189,219	203,229	189,219
Total liabilities	39,935	40,837	39,935	40,837
Capital expenditure, including intangible assets (i)	(7,305)	(6,848)	(18,554)	(14,771)

Corporate and other

Adjusted EBITDA	(8,033)	(7,538)	(15,991)	(15,187)

Total assets	67,376	91,306	67,376	91,306
Total liabilities	276,875	277,016	276,875	277,016
Capital expenditure, including intangible assets (i)	(446)	(1,162)	(1,293)	(1,846)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 August 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: ADJUSTED EBITDA RECONCILIATION

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2013	Jun-30 2012	Jun-30 2013	Jun-30 2012

Reconciliation to Adjusted EBITDA

Consolidated

Net profit	6,600	8,724	13,570	17,420
Income tax expense	3,130	4,131	6,485	8,060

Profit before taxation	9,730	12,855	20,055	25,480
Net finance expense	7,330	3,876	13,781	8,311

Operating profit	17,060	16,731	33,836	33,791
Depreciation, amortization and impairments	14,916	10,236	28,927	19,891

EBITDA	31,976	26,967	62,763	53,682
Share-based payments	825	913	1,834	1,652
Income from sub-leases on unused data center sites	(70)	(114)	(193)	(232)

Adjusted EBITDA	32,731	27,766	64,404	55,102

France, Germany, the Netherlands, and the UK

Operating profit	16,314	16,004	32,226	32,213
Depreciation, amortization and impairments	9,784	5,776	18,907	11,101

EBITDA	26,098	21,780	51,133	43,314
Share-based payments	9	162	264	323
Income from sub-leases on unused data center sites	(70)	(114)	(193)	(232)

Adjusted EBITDA	26,037	21,828	51,204	43,405

Rest of Europe

Operating profit	10,242	9,486	20,417	19,181
Depreciation, amortization and impairments	4,411	3,883	8,594	7,489

EBITDA	14,653	13,369	29,011	26,670
Share-based payments	74	107	180	214

Adjusted EBITDA	14,727	13,476	29,191	26,884

Corporate and Other

Operating profit/(loss)	(9,496)	(8,759)	(18,807)	(17,603)
Depreciation, amortization and impairments	721	577	1,426	1,301

EBITDA	(8,775)	(8,182)	(17,381)	(16,302)
Share-based payments	742	644	1,390	1,115

Adjusted EBITDA	(8,033)	(7,538)	(15,991)	(15,187)

Press Release, 7 August 2013

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	Jun-30 2013	Dec-31 2012
Non-current assets

Property, plant and equipment	639,788	620,931
Intangible assets	18,055	18,638
Deferred tax assets	28,957	30,376
Financial fixed assets	774	774
Other non-current assets	4,679	4,959

	692,253	675,678

Current assets

Trade and other current assets	86,102	74,854
Cash and cash equivalents	59,843	68,692

	145,945	143,546

Total assets	838,198	819,224

Shareholders’ equity

Share capital	6,867	6,818
Share premium	482,128	477,326
Foreign currency translation reserve	5,665	9,403
Hedging reserve	51	-
Accumulated deficit	(104,403)	(117,973)

	390,308	375,574

Non-current liabilities

Trade payables and other liabilities	11,097	11,194
Deferred tax liabilities	2,605	2,414
Provision for onerous lease contracts	6,426	7,848
Borrowings	302,191	288,085

	322,319	309,541

Current liabilities

Trade payables and other liabilities	115,644	127,778
Income tax liabilities	4,193	2,301
Provision for onerous lease contracts	3,948	3,978
Borrowings	1,786	52

	125,571	134,109

Total liabilities	447,890	443,650

Total liabilities and shareholders’ equity	838,198	819,224

Press Release, 7 August 2013

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 – except where stated otherwise)

(unaudited)

	As at
	Jun-30 2013	Dec-31 2012

Borrowings net of cash and cash equivalents

Cash and cash equivalents (iii)	59,843	68,692

9.50% Senior Secured Notes due 2017 (iv)	256,659	256,268
Mortgages	25,257	9,903
Financial leases	20,456	20,361
Other borrowings	1,605	1,605

Borrowings excluding Revolving Credit Facility deferred financing costs	303,977	288,137

Revolving credit facility deferred financing costs (v)	(1,165)	(1,371)

Total borrowings	302,812	286,766

Borrowings net of cash and cash equivalents (vi)	242,969	218,074

(iii)	Cash and cash equivalents include €4.9 million as of June 30, 2013 and €5.0 million as of December 31, 2012, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.50% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.2 million incurred in connection with the €60 million revolving credit facility.
(vi)	Deferred financing fees of €2.5 million incurred up to 30 June 2013, related to the refinancing completed on 3 July 2013 are not presented in the table. On 3 July 2013, €325 million 6.0% Senior Secured Notes due 2020 were issued. The proceeds were used to purchase and repay the 9.5% Senior Secured Notes due 2017. In addition, the €60 million revolving credit facility was replaced by a new €100 million revolving credit facility.

Press Release, 7 August 2013

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 – except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2013	Jun-30 2012	Jun-30 2013	Jun-30 2012

Profit for the period	6,600	8,724	13,570	17,420
Depreciation, amortization and impairments	14,916	10,236	28,927	19,891
Unwinding provision for onerous lease contracts	(805)	(794)	(1,631)	(1,579)
Share-based payments	825	913	1,834	1,652
Net finance expense	7,330	3,876	13,781	8,311
Income tax expense	3,130	4,131	6,485	8,060

	31,996	27,086	62,966	53,755
Movements in trade and other current assets	(2,017)	3,142	(8,804)	(3,785)
Movements in trade and other liabilities	(5,882)	(862)	(6,470)	4,815

Cash generated from operations	24,097	29,366	47,692	54,785

Interest paid (vii)	(1,140)	(157)	(11,171)	(10,131)
Interest received	2	172	287	320
Income tax paid	(1,634)	(1,591)	(2,070)	(2,302)

Net cash flows from operating activities	21,325	27,790	34,738	42,672

Cash flows from investing activities

Purchase of property, plant and equipment	(28,553)	(41,528)	(59,473)	(101,223)
Purchase of intangible assets	(226)	(1,044)	(2,095)	(2,449)
Acquisition financial asset	-	-	-	(774)

Net cash flows from investing activities	(28,779)	(42,572)	(61,568)	(104,446)

Cash flows from financing activities

Proceeds from exercised options	1,132	2,554	2,743	5,104
Proceeds from mortgages	5,703	-	15,324	-
Senior Secured Notes and RCF	-	(955)	-	(955)
Other borrowings	(12)	(624)	(25)	(681)

Net cash flows from financing activities	6,823	975	18,042	3,468

Effect of exchange rate changes on cash	(52)	113	(61)	123

Net movement in cash and cash equivalents	(683)	(13,694)	(8,849)	(58,183)

Cash and cash equivalents, beginning of period	60,526	98,180	68,692	142,669

Cash and cash equivalents, end of period	59,843	84,486	59,843	84,486

(vii)	Interest paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 August 2013

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 August 2013

with Target Open Dates in 2013 & 2014

			Equipped
Market	Project	CAPEX (a, b) (€ million)	Space (a) (Sqm)	Target Opening

Frankfurt	FRA 6: Phase 3 Expansion	€ 5	600	1Q 2013 (opened)

Copenhagen	CPH 1: Expansion	€ 2	300	2Q 2013 (opened)

Stockholm	STO 2: Phase 1 New Build	€ 11	500	2Q 2013 (opened)

Vienna	VIE 1: Phase 4 Expansion	€ 1	400	3Q 2013 (opened)

Zurich	ZUR 1: Phase 4 Expansion	€ 4	500	4Q 2013

Stockholm	STO 2: Phase 2 Expansion	€ 6	500	1Q 2014

Frankfurt	FRA 8: Phases 1 & 2 New Build	€ 30	1,800	1H 2014 (c)

Total		€ 59	4,600

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
(c)	Phase 1 scheduled to be operational in the first half of 2014; phase 2 is scheduled to be operational in 2015.